Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CHANGE OF MEMBERS OF THE BOARD COMMITTEES

As Mr. Xu Wenrong has been appointed as a director of the Company at the annual general meeting of the Company for the year 2015 and in consideration of the expertise of the directors of the Company, the board of directors of the Company (the “Board”) is pleased to announce that Mr. Yu Baocai has been appointed as a member of the Examination and Remuneration Committee under the Board, while Mr. Liu Yuezhen has resigned as a member of the Examination and Remuneration Committee under the Board; and Mr. Xu Wenrong has been appointed as a member of the Health, Safety and Environment Committee under the Board, while Mr. Yu Baocai has resigned as a member of the Health, Safety and Environment Committee under the Board.

By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

Beijing, China

22 June 2016

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr Xu Wenrong as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.